AC Sunshine Securities LLC

June 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)
Registration Statement on Form F-1 (File No. 333-286650)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, AC Sunshine Securities LLC hereby joins the request of Lucas GC Limited that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at 4:00 p.m. ET on June 9, 2025, or as soon as thereafter practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Ying Cui
Title:	Chief Executive Officer

cc:	Cavas S. Pavri

ARENTFOX SCHIFF LLP